OmniValley, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue	$ -	$ 500
Expenses:		
R&D expenses	-	1,744
SG&A expenses	8,742	-
Total expenses	8,742	1,744
Net loss	$ (8,742)	$ (1,244)